October 3, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Gabriel Eckstein

Re:	Graybar Electric Company, Inc.
Registration Statement on Form S-1
Filed August 29, 2008
File No. 333-153266

Ladies and Gentlemen:

Graybar Electric Company, Inc. (the “Company”) has received the Staff’s letter dated September 18, 2008, in which the Staff requests that the Company make any necessary revisions to the registration statement as a result of the resolution of the comments issued by the Staff in its review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007. We understand from the Staff that there are no further comments related to that review.

In response to the Staff’s request, we are transmitting concurrently with this letter, Amendment No. 1 to the above referenced Registration Statement.

*                        *                       *

We appreciate the Staff’s review of the amended Registration Statement. As we understand you have discussed with James R. Levey of Bryan Cave LLP, our outside counsel, and as indicated in the Prospectus that is included as a part of Amendment No. 1 to the
Registration Statement, we anticipate requesting acceleration of the effective date of the
Registration Statement to October 22, 2008.

34 NORTH MERAMEC AVENUE, CLAYTON, MISSOURI 63105-3882
www.graybar.com

U.S. Securities and Exchange Commission
October 3, 2008

In connection with such request, we will include the acknowledgements that you requested in your September 18, 2008 letter and will provide you with at least two business days’ notice in advance of that date.

If you require any additional information on this matter, or if we can provide you with any other information that would facilitate the completion of your review of this filing, please advise Mr. Levey at your earliest convenience. You may reach him at 314-259-2296, or by fax at 314-552-8296. You may also contact me at 314-573-9278, or by fax at 314-573-9445.

Respectfully submitted,

/s/ Matthew W. Geekie

JRL/llg

cc:	Mr. D. Beatty D’Alessandro, Senior Vice President and Chief Financial Officer,
Graybar Electric Company, Inc.
Alice W. Lehnhoff, Esq., Corporate Counsel, Graybar Electric Company, Inc.
James R. Levey, Esq. Bryan Cave LLP